Exhibit 99(a)(1)(xi)

                              GBC Acquisition Corp.
                                 44 High Street
                           West Nyack, New York 10994
                             Telephone: 845-358-6000
                                Fax: 845-358-3619

                                  July 16, 2004

To the Stockholders of General Bearing Corporation:

            Enclosed are materials in connection with an offer by GBC Acquisition Corp, a corporation controlled by Seymour I. Gussack, Chairman of the Board of General Bearing and David L. Gussack, Chief Executive Officer and a director of General Bearing, to purchase all of the outstanding stock of General Bearing not currently owned by Seymour Gussack, David Gussack, certain other directors and officers of General Bearing, and certain of their respective family members (collectively, the "Continuing Stockholders"). Pursuant to this tender offer, GBC Acquisition Corp. is offering to purchase your shares of General Bearing stock for a price of $4.00 per share. In order to sell your shares to GBC Acquisition Corp., you must "tender" your shares in accordance with the procedures set forth in the enclosed materials.

            This is a "going private" transaction. The purpose of the tender offer is for GBC Acquisition Corp. to purchase as many outstanding shares as possible as a first step in acquiring the entire equity interest in General Bearing. If certain conditions are satisfied, immediately following GBC Acquisition Corp.'s purchase of shares in the tender offer, GBC Acquisition Corp. will merge with General Bearing. In the merger, each outstanding share of General Bearing common stock that was not "tendered" (other than shares held by General Bearing stockholders who exercise and perfect their appraisal rights under Delaware law as described in the offer materials) will be converted into the right to receive $4.00 per share. Following the merger, the Continuing Stockholders will remain stockholders of General Bearing and their shares will not be converted into the right to receive $4.00 per share.

            On April 28, 2004, GBC Acquisition Corp. initially had announced its interest in taking General Bearing private through a tender offer at $3.50 per share. In response to communications regarding the offer price from stockholders and directors of General Bearing who are not Continuing Stockholders, GBC Acquisition Corp. raised the tender offer price to $4.00 per share. GBC Acquisition Corp. has obtained a financing commitment from Keybank, N.A. to provide funds for the offer and the merger, subject to the conditions described in the tender offer materials. As a condition to financing the offer and the merger, Keybank requires personal guarantees from Seymour Gussack and David Gussack. Both Seymour Gussack and David Gussack have stated that they will not guarantee any additional financing. Therefore, stockholders should not expect that GBC Acquisition Corp. will further increase the offer price.

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            The enclosed tender offer materials include the Offer to Purchase and a Letter of Transmittal for use in tendering your shares. Those documents set forth more fully the terms and conditions of the tender offer and the merger.

            General Bearing's Board of Directors has determined to remain neutral with respect to the Offer and is not making a recommendation to stockholders whether to tender their shares. General Bearing's Board of Directors has filed with the Securities and Exchange Commission a "Solicitation/Recommendation Statement on Schedule 14D-9," a copy of which is also enclosed.

            We urge you to read the tender offer materials and the Solicitation Recommendation Statement on Schedule 14D-9 in their entirety and consider them carefully before deciding whether to tender your shares. You must make your own decision as to the acceptability of the offer and you should consult your own financial and legal advisors and make such other investigations concerning the offer and the merger as you deem necessary.

            Questions and requests for assistance may be directed to The Altman Group, Inc., as Information Agent for this offer, at The Altman Group, Inc., 1275 Valley Brook Avenue, Lyndhurst, NJ 07071 or call toll free at (800) 317-8029.

                                            Sincerely,


                                            /s/ David L. Gussack
                                            -------------------------
                                            David L. Gussack
                                            President